UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Aspect Medical Systems, Inc.

(Name of Subject Company)

Aspect Medical Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

045235108

(CUSIP Number of Class of Securities)

Nassib G. Chamoun

President and Chief Executive Officer

Aspect Medical Systems, Inc.

One Upland Road

Norwood, MA 02062

(617) 559-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Susan W. Murley, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on October 8, 2009, by Aspect Medical Systems, Inc., a Delaware corporation (“Aspect”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Transformer Delaware Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Aspect common stock at a price per share of $12.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated October 8, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs at the end of Item 8:

“(k) Expiration of the Initial Offering Period and Completion of Offer

Covidien plc announced on November 6, 2009 the completion of the Offer. The Offer expired at 12:00 midnight, New York City time, at the end of the day on Thursday, November 5, 2009. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 12:00 midnight, New York City time, at the end of the day on Thursday, November 5, 2009, a total of 16,195,245 shares of Aspect common stock were validly tendered and not properly withdrawn in the Offer, representing 89.5% of all outstanding shares of Aspect common stock. Purchaser has accepted for payment all shares of Aspect common stock that were validly tendered in the Offer, and payment for such shares has been or will be made promptly, in accordance with the terms of the Offer.

Pursuant to the terms of the Merger Agreement, Purchaser has exercised the Top-Up Option to increase its ownership to at least one share more than 90% of the number of shares of Aspect common stock outstanding (after giving effect to the issuance of the shares of Aspect common stock pursuant to the Top-Up Option). As described in the Merger Agreement, the purchase price per share of Aspect common stock in respect of the Top-Up Option is equal to the Offer Price. Parent has advised the Company that following the purchase of shares of Aspect common stock pursuant to the Top-Up Option, Purchaser intends to promptly consummate the Merger under the short-form merger provisions of the DGCL and as described under the heading “Vote Required to Approve the Merger and DGCL Section 253” of this Item 8, without any further action by or vote of the Company’s stockholders other than Purchaser. As described in the Merger Agreement, each share of Aspect common stock that is issued and outstanding and that has not been accepted for payment pursuant to the Offer (other than any shares of Aspect common stock owned by Aspect as treasury stock or by any wholly-owned subsidiary of Aspect and any shares of Aspect common stock owned by Parent, Purchaser and any other subsidiary of Parent, all of which will be cancelled) will, at the effective time of the Merger, be cancelled and, subject to the exercise of appraisal rights under the DGCL, converted into the right to receive $12.00 per share of Aspect common stock, net to the stockholder in cash, without interest and less any required withholding taxes, which is the same amount per share that was paid in the Offer. Following the Merger, Aspect common shares will no longer be listed on the NASDAQ Global Select Market and the Company will no longer have reporting obligations under the Securities Exchange Act of 1934.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ J. Neal Armstrong
Name: Title:	J. Neal Armstrong Vice President and Chief Financial Officer

Date: November 6, 2009